Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports first quarter results, beginning to benefit from strategic decisions as uranium prices improve; well-positioned with leverage to market transition

Saskatoon, Saskatchewan, Canada, May 5, 2022 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2022 in accordance with International Financial Reporting Standards (IFRS).

“With the recent uranium price increase, we are beginning to enjoy the benefits of the strategic and deliberate decisions we have made. And, with leverage to rising prices, we are well-positioned to continue to capture value from the market transition we believe is underway, and that is supported by the fundamentals; fundamentals characterized by durable, full-cycle demand against a backdrop of growing concerns about security of supply,” said Tim Gitzel, Cameco’s president and CEO.

“Durable demand is being driven by the accountability for achieving net-zero carbon targets, while balancing the need for affordable, reliable and secure baseload electricity, all while diversifying away from reliance on Russian energy supplies. Governments and policy makers are increasingly recognizing the role that nuclear plays in achieving those objectives. It is why, since the start of 2022, we have seen announcements from countries like the United States, the United Kingdom, France, South Korea and Belgium focused on preserving and expanding the life of their existing reactor fleets as well as on building new reactors. There is also momentum building for non-traditional commercial uses of nuclear power around the world such as development of small modular reactors and advanced reactors, with numerous companies and countries pursuing projects. We’re seeing countries and companies turn to nuclear with an appetite that I’m not sure I’ve ever seen in my four decades in this business.

“The supply side is quite a different picture. For some time now we have said that we believed the uranium market was as vulnerable to a supply shock as it has ever been due to persistently low prices. The low prices and resulting lack of investment have put productive capacity at risk and not just for uranium, but for conversion and enrichment as well. We have seen the deepening of geopolitical and origin risk as supply has become increasingly concentrated. With Russia’s invasion of Ukraine, whether because of sanctions or because of conflict with company values, the industry now faces the challenge of disentangling its supply chain from dependence on Russian nuclear fuel supplies. It is still early days, but we are seeing what we believe is an unprecedented geopolitical realignment occurring in the nuclear fuel cycle.

“With geopolitics complicating and potentially bottlenecking nuclear fuel supplies, we are seeing not just utilities but some of the intermediaries and service providers beginning to shift their attention to securing material for their uncovered requirements, and to derisk some of their origin dependencies. And we are seeing the continued thinning of the spot market by physical uranium investors. As a result, uranium prices have increased significantly with the spot price up 38% and the long-term price up 15% since the start of the year. The conversion spot price is up 65% and the long-term price is up 25%.

“As the market continues to transition, we expect to continue to place our uranium and conversion services under long-term contracts and to meet rising demand with production from our best margin operations. While we have not concluded any new contracts in 2022 beyond the 40 million pounds disclosed in our fourth quarter MD&A, we have a significant pipeline of contract discussions underway. However, we will continue to exercise strategic patience in our contracting activity.

“We will also take a balanced and disciplined approach to our supply decisions. Even though we have seen considerable pricing pressure resulting from the geopolitical uncertainty, we will not change our production plans. We will not front-run demand with supply. As we announced in February, we are continuing with indefinite supply discipline. Starting in 2024, with McArthur River/Key Lake and Cigar Lake operating at less than licensed capacity, we plan to be operating at about 40% below our productive capacity (100% basis). This will remain our production plan until we see further improvements in the uranium market and have made further progress in securing the appropriate homes for our unencumbered, in-ground inventory under long-term contracts, once again demonstrating that we are a responsible supplier of uranium fuel.

“Thanks to our deliberate actions and conservative financial management we have been and continue to be resilient. Our strong balance sheet, with $1.5 billion in cash and cash equivalents and short-term investments, positions us well to self-manage risk, including any global macro-economic or geopolitical uncertainty and volatility that may arise.

“We are optimistic about Cameco’s role in capturing long-term value across the fuel chain and supporting the transition to a net-zero carbon economy. We have tier-one assets that are licensed, permitted, long-lived, are proven reliable, and that have expansion capacity. These tier-one assets are backed up by idle tier-two assets and what we think is the best exploration portfolio that leverages existing infrastructure. We are vertically integrated across the nuclear fuel cycle. We have locked in significant value for the fuel services segment of our business and we are exploring opportunities to further our reach in the nuclear fuel cycle and in innovative, non-traditional commercial uses of nuclear power in Canada and around the world.

“We believe we have the right strategy to achieve our vision of ‘energizing a clean-air world’ and we will do so in a manner that reflects our values. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term.”

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Net earnings of $40 million; adjusted net earnings of $17 million: first quarter results are driven by normal quarterly variations in contract deliveries and the continued execution of our strategy in a market that we believe is in the early stages of transition. Adjusted net earnings is a non-IFRS measure, see page 4.

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Strong performance in the uranium and fuel services segments: First quarter results reflect the impact of increased average realized prices in both the uranium and fuel services segments. In our uranium segment we produced 1.9 million pounds (our share) during the quarter and sold 5.9 million pounds at an average realized price 34% higher than the same period last year. In our fuel services segment average realized prices were 8% higher than in the first quarter of 2021.

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Significant pipeline of contract discussions in strengthened price environment: As we announced in February, in our uranium segment, since the beginning of 2022, we had been successful in adding 40 million pounds to our portfolio of long-term uranium contracts. While we have not concluded any additional contracts in 2022, we continue to have a significant pipeline of contract discussions underway. Origin risk is driving interest in securing uranium supply as well as conversion services. We are being strategically patient in our discussions to capture as much value as possible in our contract portfolio. In addition to the off-market contracting interest, there has been a re-emergence of on-market requests for proposals from utilities looking to secure their future requirements and reduce origin risk.

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Operational readiness for McArthur River/Key Lake is on-track: During the first quarter, at the McArthur River mine and Key Lake mill we focused on recruitment and training activities. There are now approximately 600 employees and long-term contractors employed at the mine and mill. When we resume operations later this year, we expect to have approximately 850 employees and long-term contractors. In addition, we advanced the work necessary to complete critical projects and the maintenance readiness checks at both the mine and mill. We expensed the operational readiness costs directly to cost of sales, which totaled approximately $40 million during the quarter. We continue to expect we could produce up to 5 million pounds (100% basis) this year depending on our success in completing operational readiness activities and managing the potential risks of the COVID-19 pandemic and related supply chain challenges.

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JV Inkai shipments: The geopolitical situation arising as a result of the Russian invasion of Ukraine is creating transportation risk in the region. Sanctions on Russia and restrictions on and cancellations of some cargo insurance coverage create uncertainty about the ability to ship uranium products from Central Asia, potentially complicating the logistics for deliveries from those areas, including JV Inkai’s final product. We are working with Inkai and our joint venture partner, Kazatomprom, to secure an alternate shipping route that doesn’t rely on Russian rail lines or ports. In the meantime, we have decided to delay a near-term delivery for our share of production from JV Inkai. In the event that it takes longer than anticipated to secure an alternate shipping route, we could experience further delays in our expected Inkai deliveries this year. To mitigate the risk, we have inventory, long-term purchase agreements and loan arrangements in place that we can draw on. See Uranium 2022 Q1 updates in our first quarter MD&A for more information.

•	2022 guidance updated: Our outlook has been amended to reflect the increases in uranium prices. See Outlook for 2022 in our first quarter MD&A for more information.

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Strong balance sheet: As of March 31, 2022, we had $1.5 billion in cash and cash equivalents and short-term investments and $996 million in long-term debt. In addition, we have a $1 billion undrawn credit facility.

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Received dividends from JV Inkai in April: On April 28, we received dividend payments from JV Inkai totaling $83 million (US). JV Inkai distributes excess cash, net of working capital requirements, to the partners as dividends.

Consolidated financial results

	THREE MONTHS
HIGHLIGHTS	ENDED MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2022	2021	CHANGE
Revenue	398	290	37%
Gross profit (loss)	50	(40)	>100%
Net earnings (losses) attributable to equity holders	40	(5)	>100%
$ per common share (basic)	0.10	(0.01)	>100%
$ per common share (diluted)	0.10	(0.01)	>100%
Adjusted net earnings (losses) (non-IFRS, see page 4)	17	(29)	>100%
$ per common share (adjusted and diluted)	0.04	(0.07)	>100%
Cash provided by operations (after working capital changes)	172	45	>100%

The financial information presented for the three months ended March 31, 2021 and March 31, 2022 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 4) in the first quarter of 2022, compared to the same period in 2021.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net losses – 2021	(5)	(29)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	(11)	(11)
	Higher realized prices ($US)	82	82
	Lower costs	17	17

	Change – uranium	88	88

Fuel services	Lower sales volume	(4)	(4)
	Higher realized prices ($Cdn)	5	5
	Higher costs	(2)	(2)

	Change – fuel services	(1)	(1)

	Other changes
	Higher administration expenditures	(47)	(47)
	Higher exploration expenditures	(2)	(2)
	Change in reclamation provisions	(2)	1
	Higher earnings from equity-accounted investee	22	22
	Change in gains or losses on derivatives	1	(1)
	Change in foreign exchange gains or losses	(4)	(4)
	Canadian Emergency Wage Subsidy in 2021	(12)	(12)
	Change in income tax recovery or expense	(1)	(1)
	Other	3	3

	Net earnings – 2022	40	17

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS financial measure). We use this measure as a more meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2021 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2021 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 8 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the first quarter and compares it to the same period in 2021.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2022	2021
Net earnings (losses) attributable to equity holders	40	(5)

Adjustments
Adjustments on derivatives	(11)	(9)
Adjustments to other operating income	(19)	(22)
Income taxes on adjustments	7	7

Adjusted net earnings (losses)	17	(29)

Selected segmented highlights

				THREE MONTHS
				ENDED MARCH 31
HIGHLIGHTS				2022	2021	CHANGE
Uranium	Production volume (million lbs)			1.9	—	>100%
	Sales volume (million lbs)			5.9	5.0	18%
	Average realized price[1]	($US/lb	)	43.24	32.25	34%
		($Cdn/lb	)	55.05	41.05	34%
	Revenue ($ millions)			322	205	57%
	Gross profit (loss) ($ millions)			24	(64)	>100%
Fuel services	Production volume (million kgU)			4.1	4.0	2%
	Sales volume (million kgU)			2.2	2.6	(15)%
	Average realized price [2]	($Cdn/kgU	)	34.49	31.91	8%
	Revenue ($ millions)			76	84	(10)%
	Gross profit ($ millions)			26	27	(4)%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Management’s discussion and analysis (MD&A) and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2022, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2021, and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE

•	Greg Murdock, general manager, McArthur River/Key Lake, Cameco

CIGAR LAKE

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

INKAI

•	Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views that we have leverage to rising prices and are well-positioned to continue to capture value from the market transition we believe is underway; our view that uranium fundamentals are characterized by durable, full-cycle demand against a backdrop of growing concerns about security of supply; our view that governments and policy makers are increasingly recognizing the role that nuclear plays in achieving net-zero carbon targets and other objectives; our view that there is momentum building for non-traditional commercial uses of nuclear power around the world; our belief that the uranium market is vulnerable to a supply shock; our belief that we are seeing an unprecedented geopolitical realignment occurring in the nuclear fuel cycle; our belief that we are seeing utilities and some intermediaries and service providers beginning to shift their attention to securing material for their uncovered requirements; our expectation to continue to place our uranium under long-term contracts and to meet rising demand with production from our best margin operations; our continuing commitment to our supply discipline strategy; our plan, starting in 2024, to be operating at about 40% below our productive capacity (100% basis); our intention to maintain our announced production plan pending further improvements in the uranium market and progress in our long-term contracting; our anticipation that we will continue to be resilient; our views regarding our balance sheet and ability to self-manage risk; our optimism about Cameco’s ability to capture long-term value across the fuel chain and support the transition to a net-zero carbon economy; the reliability and expansion capacity of our tier-one assets and quality of our exploration portfolio; our efforts to further our reach into the nuclear fuel cycle and innovative uses of nuclear power; our commitment to addressing environmental, social and governance risks and opportunities that we believe will make our business sustainable; our belief that we are in early stages of a market transition; our view that we have a significant pipeline of contract discussions in a strengthened price environment; our view that operational readiness for McArthur River/Key Lake is on track; our expectation that in 2022 we could produce up to 5 million pounds (100% basis) of uranium at McArthur River/Key Lake; we have inventory, long-term purchase agreements and loan arrangements in place that mitigate the risk of delay of Inkai deliveries in 2022; and the expected date for announcement of our 2022 second quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; our expectations regarding the market fundamentals and demand for nuclear power, geopolitical realignment in the nuclear fuel cycle, and the shifting attention of utilities and some intermediaries and service providers may be incorrect; our contract portfolio may not realize the expected benefits of rising uranium prices or we may not be successful in our contracting strategy; we may not have the expected degree of financial strength and ability to self-manage risk; our tier-one assets may not have the expected levels of reliability or expansion capacity; our exploration portfolio may not have the expected quality; we may be unsuccessful in furthering our reach in the nuclear fuel cycle, or pursuing innovative uses of nuclear power, or capturing value from a transition to a net-zero carbon economy; the risk that we may not continue with our supply discipline strategy; the risk that we may not be able to implement changes to future operating and production levels for Cigar Lake and McArthur River/Key Lake to the planned levels within the expected timeframes; the risk that we may not be able to meet sales commitments for any reason; the risk that we may not be able to continue to be resilient; the risks to our business associated with the ongoing COVID-19 pandemic, related global supply chain disruptions, global economic and political uncertainty and volatility; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; disruption or delay in the transportation of our products, including our share of Inkai production; we fail to mitigate the consequences of delay in delivery of our share of Inkai production; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, and prices; growth in the demand for and global public acceptance of nuclear energy; our production, purchases, sales, deliveries and costs; our ability to expand into additional areas of the nuclear fuel cycle and pursue innovative uses of nuclear power; our ability to address ESG risks and opportunities successfully; plans to transport our products succeed, including our share of Inkai production; our ability to mitigate adverse consequences of delay in delivery of our share of Inkai production; the market conditions and other factors upon which we have based our future plans and forecasts; the success of our plans and strategies, including planned operating and production changes; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant unanticipated adverse consequences to our business of the ongoing COVID-19 pandemic, supply disruptions, and economic or political uncertainty and volatility; and our ability to announce future financial results when expected.

Please also review the discussion in our 2021 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Thursday, May 5, 2022 at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 5, 2022, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 8606)

2022 second quarter report release date

We plan to announce our 2022 second quarter results before markets open on July 27, 2022.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com